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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is a memorandum to employees of Central Pacific Bank distributed by Central Pacific Financial Corp. on December 8, 2003.

CENTRAL PACIFIC BANK
OFFICE OF THE CHAIRMAN

DATE:	December 8, 2003
TO:	All Employees
SUBJECT:	Merger Update

        As you may already know, we issued a news release yesterday to announce our commitment to not layoff employees in connection with the proposed merger with CB Bancshares, Inc. We are extremely pleased to be able to make this commitment. This means that there will be no involuntary terminations as a result of the merger occurring. All current employees of both banks would be included in this commitment, with the exception of a small number of senior management who have special change in control employment agreements. The status of these senior executives would need to be negotiated with CB Bancshares.

Why are we announcing this "no-layoff" commitment now?

        Normally, the status of employees in a merger situation would be determined by a transition team. However, because of the significant concerns and anxieties raised over rumored job losses throughout the DFI public comment period, which were escalating in anticipation of today's public hearing, we have worked hard in the past weeks to determine if we could relieve those anxieties and avoid layoffs. And, as a result, we were pleased to have been able to make this announcement prior to the public hearing.

How are we able to do this?

        After careful analysis, we have determined that although the short-term cost savings of this merger would be reduced, the longer-term benefits remain significant and the merger continues to be financially compelling. The cost savings to the combined company will be facilitated by other factors, such as a hiring freeze, natural attrition, re-training, reassignments, and the creation of new positions to support our plans to expand into new areas and new services.

Is this a 'job guaranty'?

        No involuntary terminations will occur as a result of the merger. Terminations for reasons unrelated to the merger would not be affected, and would continue to be subject to our existing criteria and policies for employment.

        Although layoffs are common in most mergers, your board and management elected to make this commitment to the employees of both banks because we are here for the long term, and we believe that this decision is the right thing to do. Preserving and sustaining employee and customer goodwill are critical to our success. It further underscores the fact that this proposed merger would be good for employees, customers, shareholders and our community.

        Again, we thank you for your continued patience and support as we progress through this regulatory approval process.

Mahalo,
Clint

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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CENTRAL PACIFIC BANK OFFICE OF THE CHAIRMAN